UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12 (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38023

King Merger Sub II LLC

(successor in interest to C&J Energy Services, Inc.)*

(Exact name of registrant as specified in its charter)

3990 Rogerdale Rd.

Houston, Texas 77042

(713) 325-6000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

Warrants, each exercisable to purchase one share of Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $0.01 per share – 1 holder

*

On June 16, 2019, C&J Energy Services, Inc. (“C&J”), Keane Group, Inc. (“Keane”) and King Merger Sub Corp., a wholly owned subsidiary of Keane (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), pursuant to which they agreed to combine their respective businesses in a merger of equals. Pursuant to the Merger Agreement, Merger Sub merged with and into C&J, with C&J as the surviving corporation and wholly owned subsidiary of Keane, and immediately thereafter, as part of the same transaction, C&J merged with and into another wholly owned subsidiary of Keane, with such subsidiary continuing as the surviving entity.

Pursuant to the requirements of the Securities Exchange Act of 1934, King Merger Sub II LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

KING MERGER SUB II LLC (successor in interest to C&J Energy Services, Inc.)
November 12, 2019

	By:	/s/ Kevin McDonald
	Name:	Kevin McDonald
	Title:	Executive Vice President, Chief Administrative Officer & General Counsel

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